FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15b - 16 of
The Securities Exchange Act of 1934

For the period of June 11, 2003

TAG Oil Ltd.

(Translation of registrant's name into English)

1407-1050 Burrard Street, Vancouver, BC, V6Z 2S3 Canada

(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F   X                   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               X                   No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-3346.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAG Oil Ltd.

(Registrant)

Date: June 11, 2003                  "Garth Johnson"
                                                (Signature)

                                                Garth Johnson
                                                (Name)

                                                Secretary/CFO
                                                (Title)

This is the form of material change report required under section 85(1) of the Securities Act.

FORM 53-901F

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.      Reporting Issuer

TAG Oil Ltd.
1407-1050 Burrard Street
Vancouver, B.C. V6Z 2S3

Item 2.      Date of Material Change

On or about May 30, 2003

Item 3.      Press Release

June 11, 2003
Vancouver, B.C.

Item 4.      Summary of Material Change

Vancouver, BC, June 11, 2003 - TAG Oil Ltd. (OTCBB: TAGOF) President and CEO, Drew Cadenhead, announced today the appointment of Mr. Gordon Abougoush, to the Board of Directors of the Company.

Mr. Cadenhead also announced the granting of stock options to certain key individuals associated with the Company. In an effort to help ensure that TAG is able to retain key personnel and implement its corporate strategies, the options vest over a period of up to five years and are subject to non-cumulative three year re-sale restrictions.

Item 5.      Full Description of Material Change

Vancouver, BC, June 11, 2003 - TAG Oil Ltd. (OTCBB: TAGOF) President and CEO, Drew Cadenhead, announced today the appointment of Mr. Gordon Abougoush, to the Board of Directors of the Company.

Mr. Abougoush has extensive experience in business development and has been involved with the financing of several successful start-up companies.

Drew Cadenhead commented, "Mr. Abougoush brings a wealth of business experience to TAG Oil and his presence strengthens the company and our core management team.

He knows what it takes to operate profitable businesses and he'll make vital contributions to our success. His appointment is another key step in the development of TAG Oil Ltd."

Mr. Cadenhead also announced the granting of stock options to certain key individuals associated with the Company. In an effort to help ensure that TAG is able to retain key personnel and implement its corporate strategies, the options vest over a period of up to five years and are subject to non-cumulative three year re-sale restrictions.

Also refer to SCHEDULE "A".

Item 6.      Reliance on Section 85(2) of the Act

N/A

Item 7.      Omitted Information

None

Item 8.      Senior Officers

Garth Johnson, Corporate Secretary and Chief Financial Officer
(604) 682-6496

Item 9.      Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

June 11, 2003            "Garth Johnson"
                                    Garth Johnson, Corporate Secretary/Chief Financial Officer

                                    Place of Declaration: Vancouver, British Columbia

SCHEDULE " A "

DETAILS OF OPTIONS TO BE GRANTED AT AN EXERCISE PRICE OF US$0.40 PER SHARE:

1.     Alan Hart 100,000 Option Shares (Expiry: May 31, 2008)
       Garth Johnson 100,000 Option Shares (Expiry: May 31, 2008)
       Gordon Abougoush 100,000 Option Shares (Expiry: May 31, 2008)
       Barry MacNeil 10,000 Option Shares (Expiry: May 31, 2008)
       Michael Hinshaw 200,000 Option Shares (Expiry: May 31, 2007)

2.     Vesting provisions for Alan Hart, Garth Johnson, Gordon Abougoush and Barry MacNeil:

       -10% of optioned shares will vest on May 30, 2004
       -15% of optioned shares will vest on May 30, 2005
       -20% of optioned shares will vest on May 30, 2006
       -25% of optioned shares will vest on May 30, 2007
       -30% of optioned shares will vest on May 30, 2008

3.     Vesting provisions for Michael Hinshaw:

       -10% of optioned shares will vest on May 30, 2004
       -15% of optioned shares will vest on May 30, 2005
       -25% of optioned shares will vest on May 30, 2006
       -50% of optioned shares will vest on May 30, 2007

4.     Resale provisions for Alan Hart, Garth Johnson, Gordon Abougoush and Barry MacNeil:

       -May not sell any optioned shares, unless amended by the Board in its discretion, until May 30, 2006; and
       -Thereafter the Optionee may sell 1,000 optioned shares per month until May 30, 2007; and
       -Thereafter the Optionee may sell 3,000 optioned shares per month; and
       -Any optioned shares not sold each month may not be cumulated with other optioned shares in subsequent months.

5.     Resale provisions for Michael Hinshaw:

       -May not sell any optioned shares, unless amended by the Board in its discretion, until May 30, 2005; and
       -Thereafter the Optionee may sell 3,000 optioned shares per month until May 30, 2006; and
       -Thereafter the Optionee may sell 5,000 optioned shares per month; and
       -Any optioned shares not sold each month may not be cumulated with other optioned shares in subsequent months.